ROSE HILL ACQUISITION CORPORATION

981 Davis Drive NW

Atlanta, Georgia 30327

October 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch and Loan Lauren Nguyen

Re:	Rose Hill Acquisition Corporation
Registration Statement on Form S-1
Filed September 15, 2021
File No. 333-259532

Acceleration Request:

Requested Date: October 13, 2021

Requested Time: 4:00 p.m. Eastern Time

Dear Ms. Packebusch and Ms. Nguyen

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Rose Hill Acquisition Corporation (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-259532) (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Please call Daniel Forman of Proskauer Rose LLP at (212) 969-3096 to provide notice of the effectiveness of the Registration Statement.

[Signature page follows]

ROSE HILL ACQUISITION CORPORATION

By:	/s/ Albert Hill IV
Name: Albert Hill IV
Title: Co-Chief Financial Officer

[Signature Page – Company Acceleration Request]